Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The information contained in this section should be read in conjunction with (1) our unaudited condensed interim consolidated financial statements as of June 30, 2015 and for the six months then ended and related notes included in this report and (2) our consolidated financial statements and related notes included in our Annual Report on Form 20-F for the year ended December 31, 2014 and the other information contained in such Annual Report, particularly the information in Item 5 - “Operating and Financial Review and Prospects”. Our financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”).

Results of Operations

The following table sets forth certain statement of operations data as a percentage of total revenues for the periods indicated.

	Six months ended June 30,
	2015	2014
Statement of Operations Data:
Revenues	100%	100%
Cost of revenues	81.5	97.0
Gross Profit	18.5	3.0
Research and development expense	6.5	5.9
Marketing, general and administrative expense	6.9	7.5
Nishiwaki fab restructuring costs and impairment	--	20.6
Merger related costs	--	0.3
Operating profit (loss)	5.1	(31.3)
Interest expense, net	(1.6)	(4.6)
Other financing expense, net	(19.9)	(8.8)
Gain from acquisition, net	--	45.4
Other income, net	0.0	0.1
Income tax benefit	1.8	3.8
Profit (Loss) for the period	(14.6)	4.6
Net loss attributable to the non-controlling interest	0.4	1.8
Net profit (loss) for the period attributable to the company	(14.2)%	6.2%

The following table sets forth certain statement of operations data for the periods indicated (in thousands):

	Six months ended June 30,
	2015	2014
Statement of Operations Data:
Revenues	$461,778	$366,725
Cost of revenues	376,326	355,750
Gross profit	85,452	10,975
Research and development expense	29,985	21,605
Marketing, general and administrative expense	31,967	27,343
Nishiwaki Fab restructuring costs and impairment	--	75,728
Merger related costs	--	1,229
Operating profit (loss)	23,500	(114,930)
Interest expense, net	(7,246)	(16,931)
Other financing expense, net	(91,867)	(32,393)
Gain from acquisition, net	--	166,404
Other income (expense), net	(13)	203
Income tax benefit	8,426	14,020
Profit (loss) for the period	(67,200)	16,373
Net loss attributable to the non-controlling interest	1,923	6,702
Net profit (loss) for the period attributable to the company	$(65,277)	$23,075

Six months ended June 30, 2015 compared to six months ended June 30, 2014

Revenues. Revenues for the six months ended June 30, 2015 increased to $461.8 million, as compared to $366.7 million for the six months ended June 30, 2014. The revenue increase is comprised from: (i) an increase of approximately $95 million in revenues deriving from TPSCo, our majority-owned subsidiary in Japan, acquired from Panasonic, which has been included in our consolidated revenues commending April 1, 2014 offset by $60 million revenues we recorded from Micron Technology, Inc. during the six months ended June 30, 2014, prior to Nishiwaki fab cessation of operations; and (ii) an increase of $60 million of revenues from our other customers. On a consolidated basis, total amount of wafer shipped to our customers increased by 5% and average selling price increased by 11%.

Cost of Revenues. Cost of revenues for the six months ended June 30, 2015 amounted to $376.3 million, compared to $355.8 million for the six months ended June 30, 2014. The increase is mainly comprised as follows: (i) an increase of $61 million in TPSCo cost of revenues for the six months ended June 30, 2015 as compared to only three months commencing its acquisition on April 1, 2014 and until June 30, 2014, in which TPSCo has been included in our consolidated financial statements; (ii) a cost reduction of $66 million following the cessation of operations of the Nishiwaki fab; and (iii) an increase of $25 million of variable costs and other costs related to the increased $65 million revenue described above.

Gross Profit. Gross profit for the six months ended June 30, 2015 amounted to $85.5 million as compared to $11.0 million for the six months ended June 30, 2014. This $75 million increase in gross profit was due to the increased revenues of $95 million, partially offset by increased cost of revenues as detailed above.

Research and Development. Research and development expense for the six months ended June 30, 2015, amounted to $30.0 million, as compared to $21.6 million in the six months ended June 30, 2014. The main reason for the difference is the inclusion of TPSCo’s research and development expense starting April 1, 2014, which effect was partly offset by the reduced research and development expense in the six months ended June 30, 2015 following the cessation of operations of the Nishiwaki fab.

Marketing, General and Administrative Expense. Marketing, general and administrative expense amounted to $32.0 million for the six months ended June 30, 2015, as compared to $27.3 million in the six months ended June 30, 2014. The main reason for the difference is the inclusion of TPSCo’s marketing, general and administrative expense starting April 1, 2014, which effect was partly offset by the reduction in such expenses in the six months ended June 30, 2015 following the cessation of operations of the Nishiwaki fab.

Nishiwaki Fab Restructuring Costs and Impairment. Nishiwaki fab restructuring costs and impairment for the six months ended June 30, 2014 reflected a one-time cost of $75.7 million resulting from the cessation of the Nishiwaki fab operations in Japan as part of the re-organization of our Japanese business, mainly reflecting a non-cash fixed-assets impairment. See also Note 4 to our consolidated financial statements as of December 31, 2014.

Operating Profit (Loss). Operating profit for the six months ended June 30, 2015 amounted to $23.5 million as compared to a loss of $114.9 million for the six months ended June 30, 2014. This $138.4 million increase in operating profit resulted mainly from the increased gross profit and the Nishiwaki fab restructuring costs and impairment included in the six months ended June 30, 2014 as described above.

Interest Expense, Net. Interest expense, net for the six months ended June 30, 2015 was reduced to $7.2 million as compared to interest expense, net of $16.9 million for the six months ended June 30, 2014 due to the reduction in debt, including (i) conversion of approximately $196 million of debentures Series F into shares, out of which $162 million were converted during the three months ended March 31, 2015; and (ii) the early redemption in January 2015 of Jazz’s notes, as describe in Note 2 to our unaudited condensed interim consolidated financial statements as of June 30, 2015.

Other Financing Expense, Net. Other financing expense, net for the six months ended June 30, 2015 amounted to $91.9 million as compared to other financing expense, net of $32.4 million for the six months ended June 30, 2014. Other financing expense, net for the six months ended June 30, 2015 included approximately $73 million of accelerated accretion and amortization resulting from the $162 million conversion of debentures Series F into shares during the three months ended March 31, 2015, which otherwise would have been recorded in 2015-2016 statements of operations. For more details, see Note 2B to our unaudited condensed interim consolidated financial statements as of June 30, 2015.

Gain from Acquisition, Net. Gain from the acquisition of TPSCo in the amount of $166.4 million was included in the six months ended June 30, 2014. As the fair value of the net assets acquired exceeded the purchase price, we recognized a gain on the acquisition, net, derived from the high value assigned to our stake in TPSCo.

Income Tax Benefit. Income tax benefit for the six months ended June 30, 2015 amounted to $8.4 million as compared to $14.0 million in the six months ended June 30, 2014. Income tax benefit has been reduced by $5.6 million mainly due to deferred tax liability adjustments related to the Nishiwaki fab cessation of operations recorded during the six months ended June 30, 2014.

 Net Profit (Loss). Loss for the six months ended June 30, 2015 amounted to $65.3 million as compared to a net profit of $23.1 million for the six months ended June 30, 2014. The difference was mainly due to: (i) $73 million non-cash accelerated accretion and amortization resulting from accelerated conversion of debentures Series F in 2015 as detailed above; (ii) $166.4 million net gain from the acquisition of TPSCo, included in 2014; (iii) increase of approximately $74.5 million in gross profit for the six months ended June 30, 2015 as a result of higher revenues; and (iv) Nishiwaki fab restructuring costs and impairment of $75.7 million included in 2014.

Impact of Inflation and Currency Fluctuations

Our expenses and costs are denominated in NIS, USD, JPY and Euros. We are, therefore, exposed to the risk of currency exchange rate fluctuations.

The US Dollar (“USD”) costs of our operations in Israel are influenced by changes in the rate of inflation n Israel and the extent to which such changes are affected by the fluctuation in the US dollar to New Israeli Shekel (“NIS”) exchange rate. During the six months ended June 30, 2015, the US Dollar depreciated against the NIS  by 3.1% and the Israeli Consumer Price Index (“CPI”) decreased by 0.2% (during the six months ended June 30, 2014, the US dollar depreciated against the NIS by 1.0% and the Israeli CPI remained unchanged).

We believe that the rate of inflation in Israel did not have a material effect on our business to date. However, our USD costs will increase if inflation in Israel exceeds the devaluation of the NIS against the USD.

Revenue from Panasonic in TPSCo are denominated in Japanese Yen (“JPY”), and most of the expenses of TPSCo are in JPY, which limits the exposure of  fluctuations of the USD to JPY exchange rate on TPSCo’s results (the  impact  on the revenue will be mostly offset  by the impact  on the expenses). During the six months ended June 30, 2015, the USD appreciated against the JPY by 2.4% (during the six months ended June 30, 2014, the USD depreciated against the JPY by 3.5%).  Nearly all of the cash generated from our operations and from our financing and investing activities is denominated in USD, NIS and JPY.

Liquidity and Capital Resources

As of June 30, 2015, we had an aggregate amount of $142.5 million in cash and cash equivalents, as compared to $187.2 million as of December 31, 2014.

The main cash activities during the six months ended June 30, 2015 included: $91.2 million positive net cash from operating activities excluding $24.9 million employee retirement related payments in connection with the Nishiwaki fab cessation of operations; $5.7 million received from exercise of warrants and options, net of issuance expenses;  capital investments, net  which aggregated to approximately $67.9 million and repayment of $48.7 million of debts, net.

As of June 30, 2015, loans from banks were presented in our balance sheet under GAAP in the amount of $174.9 million, out of which $20.3 million were presented as short term. As of such date, we presented an aggregate of $80.0 million of debentures on our balance sheet, of which $20.3 million were presented as short-term.

As of June 30, 2015, loans from banks par value amount to $188.1 million, out of which $20.3 million were presented as short term. As of such date, we had an aggregate of $104.8 million of debentures on our balance sheet, of which $23.3 million were presented as short-term.

Additional Information:

A.
In connection with periodic review of the reasonableness of the estimated remaining useful lives of property, plant and equipment of our foundry manufacturing facilities, we determined that the estimated useful lives of machinery and equipment should be extended to 15 years from 7 years and the useful lives of facility systems and infrastructure should be extended to 25 years from 14 years. We extended the estimated useful life of these assets as a result of use of mature technologies, longer processes and products’ life cycles, the versatility of manufacturing equipment, facility systems and infrastructure to provide better flexibility to meet changes in customer demand and the ability to re-use equipment over several technology cycles significantly extending the estimated usage period of such assets. For the three months period ended June 30, 2015, the impact of these extended estimated useful lives was approximately $14 million of reduced depreciation expenses which resulted in a net increase of approximately $6.8 million of net profit. While the timing, extent and useful lives of current manufacturing assets are subject to ongoing analysis and modification, we believe the current estimates of useful lives are reasonable, sustainable and better reflect the future anticipated usage of these assets.

B.
The analysis in this Management’s Discussion and Analysis of Financial Condition and Results of Operations is derived from our unaudited condensed interim consolidated financial statements as of June 30, 2015 and June 30, 2014 and related notes for the six months then ended which were prepared in accordance with US GAAP. Information of our results of operations and financial condition for the periods is provided on a voluntary basis under International Financial Reporting Standards  (“IFRS”), including a reconciliation from US GAAP to IFRS as detailed below (condensed balance sheet, statement of operations and additional information). We are providing this information because we are an affiliate of Kenon Holdings, Ltd., a public holding company traded in NYSE and TASE, which reports under the IFRS, and because we believe the information is useful to analysts and other readers of our reports. We note that the IFRS information is not in accordance with US GAAP, is not based on US GAAP and is not intended to replace the information under US GAAP given in our analysis and/or included in our consolidated financial statements. IFRS differs in certain respects from US GAAP; a summary of the differences as related to our Company for the periods presented in our financial statements is included at Note 3 to our unaudited condensed interim consolidated financial statements as of June 30, 2015. The main difference between US GAAP and IFRS accounting principles as far as relates to our results of operations for the six months ended June 30, 2015 and June 30, 2014 is the different treatment of financial instruments affecting our financing expense. For the six months ended June 30, 2014, net profit based on IFRS was $20 million, as compared to $23 million in accordance with US GAAP.  For the six months ended June 30, 2015, loss based on IFRS was $1 million, as compared to $65 million in accordance with US GAAP. Loss per share for the six months ended June 30, 2015 under IFRS was $0.01 as compared to $0.93 per share under US GAAP.

The below tables present condensed financial data in accordance with US GAAP derived from our financial statements with a reconciliation to IFRS:

STATEMENTS OF OPERATIONS RECONCILIATION OF US GAAP TO IFRS (CONDENSED):

	Six months ended June 30, 2015
	US GAAP	Adjustments	IFRS
Profit (loss) before income tax and excluding other financing expense, net	$16,241	$(770)	$15,471
Other non cash financing expense, net	(91,867)	65,310	(26,557)
Profit (loss) before income tax benefit	(75,626)	64,540	(11,086)
Income tax benefit	8,426	--	8,426
Profit (loss) for the period	(67,200)	64,540	(2,660)
Net profit attributable to the non-controlling interest	1,923	--	1,923
Net profit (loss) attributable to the company	$(65,277)	$64,540	$(737)

BALANCE SHEETS RECONCILIATION OF US GAAP TO IFRS (CONDENSED):

	As of June 30, 2015
	US GAAP	Adjustments	IFRS
ASSETS
Current assets	$372,111	$--	$372,111
Property and equipment, net	415,092	--	415,092
Long term assets	66,130	(7,718)	58,412
Total assets	$853,333	$(7,718)	$845,615
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	$231,490	$2,836	$234,326
Long-term liabilities	321,554	2,889	324,443
Total liabilities	553,044	5,725	558,769
TOTAL EQUITY	300,289	(13,443)	286,846
Total liabilities and shareholders' equity	$853,333	$(7,718)	$853,333